Exhibit 99.2

Limited Review Report on Quarterly Standalone Financial Results of Dr. Reddy’s Laboratories Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

The Board of Directors of Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited standalone financial results (‘the Statement’) of Dr. Reddy’s Laboratories Limited (‘the Company’) for the quarter ended 30 June 2016, being submitted by the company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors in their meeting held on 26 July 2016. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement prepared in accordance with applicable accounting standards i.e., Indian Accounting Standard (Ind AS) prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI Circular dated 05 July 2016 including the manner in which it is to be disclosed, or that it contains any material misstatement.

for B S R & Co. LLP

Chartered Accountants

Firm’s registration number: 101248W/ W-100022

Supreet Sachdev

Partner

Membership Number: 205385

Place: Hyderabad

Date: 26 July 2016

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2016

All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2016	31.03.2016	30.06.2015	31.03.2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1	Income from operations
	a) Net sales / income from operations (Net of excise duty)	21,285	21,441	25,083	99,218
	b) License fees and service income	41	2,021	46	2,288
	c) Other operating income	89	106	130	571
	Total income from operations (net)	21,415	23,568	25,259	102,077
2	Expenses
	a) Cost of materials consumed	4,714	4,902	5,012	19,885
	b) Purchase of traded goods	1,594	1,267	1,543	6,104
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,251)	461	(381)	(288)
	d) Employee benefits expense	4,684	4,322	4,066	16,934
	e) Selling expenses	2,521	1,558	2,623	9,275
	f) Depreciation and amortisation	1,725	1,812	1,423	6,495
	g) Other expenditure	6,795	10,735	5,755	29,514
	Total expenses	20,782	25,057	20,041	87,919
3	Profit / (loss) before other income and finance costs (1 - 2)	633	(1,489)	5,218	14,158
4	Other income	3,918	987	1,105	3,249
5	Profit / (loss) before finance costs (3 + 4)	4,551	(502)	6,323	17,407
6	Finance costs	126	147	213	641
7	Profit / (loss) before tax (5 - 6)	4,425	(649)	6,110	16,766
8	Tax expense / (benefit)	334	(262)	1,176	3,023
9	Net profit / (loss) for the period / year (7 - 8)	4,091	(387)	4,934	13,743
10	Other Comprehensive income	(124)	(220)	(14)	(289)
11	Total Comprehensive income (9 + 10)	3,967	(607)	4,920	13,454
12	Paid-up equity share capital (face value Rs. 5/- each)	828	853	853	853
13	Reserves				123,991
14	Earnings per share (in Rupees) per Rs. 5/- share
	- Basic	24.13	(2.26)	28.95	80.59
	- Diluted	24.07	(2.26)	28.85	80.34
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

Segment Information

All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2016	31.03.2016	30.06.2015	31.03.2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	5,227	6,199	5,778	22,913
	b) Global Generics	17,719	18,854	20,667	84,472
	c) Proprietary Products	—	—	—	1
	Total	22,946	25,053	26,445	107,386
	Less: Inter segment revenue	1,531	1,485	1,186	5,309
	Add: Other unallocable income	—	—	—	—
	Total income from operations	21,415	23,568	25,259	102,077
2	Segment results:
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(743)	(1,042)	276	(1,324)
	b) Global Generics	3,865	1,667	7,571	23,081
	c) Proprietary Products	(750)	(918)	(723)	(2,975)
	Total	2,372	(293)	7,124	18,782
	Less: (i) Interest	126	147	213	641
	(ii) Other un-allocable expenditure / (income), net	(2,179)	209	801	1,375
	Total profit / (loss) before tax	4,425	(649)	6,110	16,766

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1.

The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2.	Reconciliation between financial results as previously reported under Previous GAAP and Ind AS for the quarter ended 30 June 2015

Particulars	Amounts in Indian Rupees millions
Net profit under previous GAAP	4,758
Impact on account of measuring investments at fair value through profit and loss	196
Recognition of intangible assets not eligible for recognition under Previous GAAP	5
Reversal of goodwill amortised under Previous GAAP	(9)
Difference in measurement of employee share based payments	22
Impact on current and deferred taxes	(37)
Others	(1)
Net profit for the period under Ind AS	4,934

3.	Other income includes dividend income of Rs. 3,018 million from one of the wholly owned subsidiaries of the Company in Switzerland.

4.

During the quarter ended 30 June 2016, the Company bought back and extinguished 5,077,504 equity shares for an aggregate purchase price of Rs. 15,694 million. The aggregate face value of the shares bought back was Rs. 25 million.

5.	Other expenditure for the year ended 31 March 2016 includes provision for doubtful debts of Rs. 3,559 million pertaining to outstanding receivable from Venezuelan subsidiary.

6.

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously and will continue to work diligently to address the observations identified in the warning letter and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter. Further, the Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016 and May 2016.

7.	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 26 July 2016.

8.	The results for all the periods presented have been subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 26 July 2016	Co-Chairman & Chief Executive Officer